SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A

Public Company
CNPJ no. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

Management of Votorantim Celulose e Papel S.A. (“VCP”) announces that yesterday, April 29, 2009, 127,506,457 (one hundred twenty-seven million, five hundred six thousand four hundred fifty-seven) common shares of Aracruz Celulose S.A. (“Aracruz”) that had been held by the Safra Family were acquired by São Teófilo Representação e Participações S.A., a wholly-owned subsidiary of VCP.  The first installment of the purchase price for the shares has been paid pursuant to the terms of the share purchase contract.

The above-described transaction consummates the acquisition of control of Aracruz, at the date of the above mentioned acquisition VCP will directly and indirectly hold approximately 84.09% (eighty-four and nine hundredths) of the voting capital of Aracruz.

São Paulo, SP, April 30 2009.

Paulo Prignolato
Director of Investor Relations
Votorantim Celulose e Papel S.A.

This notice is not an offer to sell or an offer to buy securities in the United States.  Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the United States absent registration or an exemption from registration.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 30, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer